Exhibit 23.1


Independent Auditor's Consent



The Board of Directors
AstraZeneca PLC



We consent to the use of our audit report dated January 30, 2004, with respect to the consolidated group balance sheets of AstraZeneca PLC as of December 31, 2003 and 2002 and the related consolidated group profit and loss accounts, consolidated group statements of total recognised gains and losses and consolidated statements of group cash flows for each of the years in the three year period ended December 31, 2003, incorporated by reference herein, and to the reference to our firm under the heading of "Experts" in the registration statement.


/s/ KPMG Audit Plc

KPMG Audit Plc, London

2 April 2004